EXHIBIT 99.1

Antalpha Announces Strategic Expansion Into AI Infrastructure

SINGAPORE, May 18, 2026 (GLOBE NEWSWIRE) -- Antalpha (NASDAQ: ANTA) (“Antalpha” or the “Company”), today announced a broader strategic expansion into AI infrastructure and intelligent routing systems as an additional growth vector aligned with the Company’s evolving long-term technology roadmap.

Antalpha steadfastly believes AI will become a core infrastructure layer across computing, finance, and digital systems. As intelligent systems increasingly interact with data environments, software frameworks, and financial networks, the Company expects routing and coordination technologies to become an essential component of future infrastructure architecture.

As part of its strategy to capitalize on this structural shift, Antalpha has introduced an in-house developed proprietary MCP (Model Context Protocol) framework, designed to support intelligent routing and coordination across data and execution environments. Built on this architecture, the Company recently launched “Nina,” an early-stage agentic interface layer representing part of Antalpha’s broader exploration into AI-driven infrastructure systems.

Antalpha’s stated long-term focus is on designing and releasing foundational infrastructure technologies like Nina for increasingly intelligent and connected digital systems.

Paul Liang, Chief Financial Officer of Antalpha, commented:

“Artificial intelligence is rapidly becoming a foundational technology layer across industries, and we believe infrastructure providers will play a necessary role in enabling that transition. Antalpha’s long-term strategy is to continue evolving alongside major technology shifts by developing and leveraging infrastructure models optimized for more intelligent and connected systems.”

Antalpha stated that its AI initiatives form part of a broader long-term strategy focused on intelligent infrastructure, routing systems, and digital coordination technologies.

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to the Web3 industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data. Building on this foundation, Antalpha is also exploring Al-powered tools to help users navigate the digital asset space more effectively.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Contact: ir@antalpha.com